Exhibit 99.6

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into as of this 22nd day of July, 2009 (the "Effective Date"), by and among LSI INDUSTRIES INC., an Ohio corporation ("LSI"), LSI ACQUISITION INC., an Ohio corporation and wholly-owned subsidiary of LSI ("Employer"), and KEVIN A. KELLY ("Employee").

WHEREAS, LSI, Employer, Employee and the other equity owners of ADL Technology Inc., ADL Engineering Inc. and Kelmilfeen Ltd. (collectively, the “Companies”) are parties to that certain Purchase and Sale Agreement dated as of even date herewith (the "Purchase Agreement") pursuant to which Employer acquired substantially all of the assets of the Companies;

WHEREAS, in connection with the Purchase Agreement, Employer desires to employ Employee on the terms and subject to the conditions set forth herein, and Employee is willing to accept such employment on such terms and conditions;

WHEREAS, LSI and the Employer are engaged in the business of designing, engineering, manufacturing and marketing a broad array of lighting and graphics products for commercial/industrial lighting applications and corporate visual image programs (the "Business");

WHEREAS, as a leader in the highly-competitive Business, LSI and Employer have developed and implemented, and by virtue of the purchase transaction Employer has acquired, confidential information, strategies and programs, which include customer lists, identities of customer contact persons, lists of prospective customers, expansion and acquisition plans, market research, sales systems, marketing programs, product development strategies, budgets, pricing strategy, identity and requirements of national accounts, methods of operating, other trade secrets and confidential information regarding customers and employees of LSI and Employer and their affiliates and subsidiaries and other information about the Business that is not known to the public and gives LSI and Employer and their affiliates and subsidiaries an opportunity to obtain an advantage over competitors who do not know such information (collectively, the "Confidential Information");

WHEREAS, Employee will have access to the Confidential Information, and by virtue of Employee’s employment with Company has become, and by virtue of Employee’s employment with Employer, will become personally familiar with LSI’s and Employer's and their affiliates’ and subsidiaries’ customers and prospects; and

WHEREAS, Employer acknowledges the importance of retaining the services of Employee, and Employee acknowledges and agrees that LSI and Employer have a reasonable, necessary and legitimate business interest in protecting the Confidential Information, ongoing business and goodwill, and both acknowledge that the terms and conditions set forth below are reasonable and necessary in order to protect these legitimate business interests.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and in the Purchase Agreement, the parties hereto agree as follows:

1.           POSITION AND RESPONSIBILITIES.  On the terms and subject to the conditions set forth in this Agreement, Employer shall employ Employee to serve as President of LSI ADL Technology Inc..  Employee shall perform all reasonable duties customarily attendant to the position of President of LSI ADL Technology Inc. and such other executive duties as may reasonably be assigned from time-to-time by the Chief Executive Officer, President and/or Board of Directors of LSI and/or Board of Directors of Employer.

2.           ACCEPTANCE.  Employee hereby accepts such employment and agrees to use his reasonable best efforts to further Employer's business interests and to abide by Employer's reasonable policies, which may be changed by Employer from time-to-time; provided, however, in the event of any conflict between such policies and the provisions hereof, the provisions hereof shall be controlling.  Employee also agrees to devote all of Employee’s business time, attention and energies (subject to vacation, holidays and periods of illness or disability) to the business interests of Employer; provided, Employee may make personal investments and engage in such outside non-competitive business activities or engage in other activities for any charitable, educational or other non-profit institution, if (and to the extent that) such investments and activities do not materially interfere with the performance of Employee’s duties hereunder.

3.           TERM.  Employee shall be employed for a three (3) year term commencing on the Effective Date hereof and continuing until July 22, 2012 unless earlier terminated pursuant to Section 5 hereof (the "Initial Term").  This Agreement shall automatically renew for additional one (1) year terms (subject to the termination provisions of Section 5) unless either party gives sixty (60) days prior written notice not to renew ("Renewal Terms" and together with the Initial Term, the "Term") before the end of the Initial Term or any Renewal Term, as applicable.  Each twelve month period beginning on July 22 and ending on July 22, beginning with the twelve month period beginning July 22, 2009, is sometimes referred to herein as an "anniversary year."

4.           COMPENSATION.

(a)           Base Salary.  During the Term of Employee’s employment with Employer, as compensation for Employee’s services hereunder, Employer agrees to pay Employee, and Employee agrees to accept from Employer, an annual base salary ("Base Salary") at a rate of One Hundred Twenty One Thousand Dollars ($121,000.00).  The Base Salary may be increased if, and to the extent, mutually agreed upon between Employer and Employee. So long as Employee is working at least forty (40) hours per week (subject to vacation, holidays and periods of illness or disability), Employee’s Base Salary shall not be decreased at any time below the amounts required to be paid pursuant to the preceding provisions.  Without Employee’s consent, the number of hours per week or requirement for working shall not be less than that permitting Employee to be eligible for coverage in Employer’s group health plan.  The Base Salary shall be payable in equal installments in accordance with Employer’s normal payroll practices, but in no event less frequently than monthly.

(b)           Bonus.  In addition to the Base Salary, Employee shall be eligible to receive an annual incentive bonus in respect of each fiscal year during the Term hereof and based upon the LSI Industries Inc. Incentive Compensation Plan (the "Plan"), at the "Executive" level.  This Plan, which may be amended from time to time, applies to all similarly situated LSI executives and is based upon achievement of planned operating income of LSI’s consolidated results for the fiscal year.

(c)           Fringe Benefits.  As additional compensation for Employee’s services hereunder, Employee shall be entitled to participate in the benefits, including group health coverage (and COBRA continuation rights and similar rights to continue such coverage after termination of employment), that are afforded generally to employees of Employer; provided, however, that nothing contained in this Agreement shall require Employer to establish, maintain or continue any of the fringe benefits already in existence or hereafter adopted for employees of Employer, nor restrict the right of Employer to amend, modify or terminate such fringe benefit plans and programs in a manner which does not discriminate against Employee as compared to other employees of Employer.  For purposes of all of the foregoing plans and programs, Employee shall receive credit for eligibility and vesting purposes for his prior employment with Company.

(d)           Other Benefits.  During the Term of Employee’s employment with Employer, Employee shall be entitled to participate in LSI’s current and future stock option plans and LSI’s Non-Qualified Deferred Compensation Plan on the same basis as other employees of LSI or its similarly situated subsidiaries. On the date of execution of this Agreement, Employee shall receive a one time grant of options to purchase 10,000 shares of LSI’s Common Stock at a purchase price equal to the fair market value of the stock on the date of grant.  Such options will be granted pursuant to the 2003 LSI Industries Inc. Equity Compensation Plan, as amended and restated through January 25, 2006, as such shall be amended from time to time (the “Option Plan”).  During the Term, the Employee shall be eligible to participate in the Option Plan, subject to the terms and conditions of the Option Plan.

(e)           Expense Reimbursement.  During the Term of Employee’s employment with Employer, Employee shall be entitled to prompt reimbursement by Employer for all reasonable out-of-pocket expenses incurred by Employee in accordance with such policies and procedures as established by Employer from time to time, in performing services under this Agreement, upon submission of such accounts and records as may be reasonably required under Employer policy.

(f)           Vacation.  During the Term of Employee’s employment with Employer, Employee shall be entitled to five (5) weeks of paid vacation per anniversary year, to be taken in accordance with Employer’s vacation policy, as amended from time to time, which policy is reasonably approved by LSI.  Employee’s vacation for each anniversary year shall accrue on the first day of each anniversary year and may be taken at any time during such anniversary year subject to the prior approval of Employer which shall not be unreasonably withheld.

(g)           Automobile Allowance.  During the Term of Employee’s employment with Employer, Employer shall pay Employee an annual automobile allowance of Ten Thousand Eight Hundred Dollars ($10,800.00), payable in equal installments in a manner consistent with the Employer’s normal payroll practices.  Such automobile allowance is fully taxable income to Employee.

       5.   TERMINATION OF EMPLOYMENT.

(a)           Notwithstanding the provisions of Section 3 hereof, Employer may terminate Employee’s employment for "Cause," which for purposes of this Agreement shall mean:

(i)           Employee’s conviction of or plea of guilty or nolo contendre to any crime involving monies or other property or any felony or any material crime of moral turpitude;

(ii)           Any act found by a court of competent jurisdiction or, after giving to Employee adequate notice and an opportunity to be heard, Employer’s Board Directors, to constitute fraud, embezzlement, or theft or dishonesty in the performance of Employee’s duties hereunder;

(iii)           Any act found by a court of competent jurisdiction or, after giving to Employee adequate notice and an opportunity to be heard, Employer’s Board Directors, to constitute Employee’s intentional or grossly negligent refusal or failure to perform Employee’s duties or carry out directions of LSI’s Chief Executive Officer, or Employer’s President or Board of Directors (except for those actions that would be reasonably likely to cause Employee to lose his professional license) which is not cured within ten (10) days of receipt of written notice of such refusal or failure;

(iv)           Any act found by a court of competent jurisdiction or, after giving to Employee adequate notice and an opportunity to be heard, Employer’s Board Directors, to constitute Employee’s breach of any of Employee’s fiduciary duties to Employer or making of a willful misrepresentation or omission, which breach or misrepresentation or omission might reasonably by expected to have a material adverse effect on Employer's or its affiliates’ or subsidiaries’ Business which breach is not cured within ten (10) days of receipt of written notice of such breach;

(v)           Any act found by a court of competent jurisdiction or, after giving to Employee adequate notice and an opportunity to be heard, Employer’s Board Directors, to constitute Employee’s material breach of any provision of this Agreement which breach is not cured within ten (10) days of receipt of written notice of such breach; or

(vi)           Employee’s death or, as defined below, Permanent and Total Disability.

Notwithstanding anything to the contrary contained in this Agreement, Employee shall not have the right to cure any event constituting Cause hereunder if Employee exercised any of the cure rights granted hereunder at any time during the six (6) month period immediately preceding the event constituting Cause.  Any termination for "Cause" will not be in limitation of any other right or remedy Employer may have under this Agreement or otherwise.

                        (b)   Also notwithstanding the provisions of Section 3 hereof, Employee may terminate his employment with Employer for "Good Reason," which for purposes of this Agreement shall mean any of the following events:

(i)           A significant and material adverse change in the nature or scope of Employee’s duties and responsibilities with Employer without a reasonable good faith upward adjustment to Employee’s Base Salary or a significant and material adverse change in Employee’s working conditions, a failure by the Employer to make timely payment to the Employee of any Base Salary or incentive compensation to which he is entitled hereunder or to otherwise provide Employee with any of the benefits to which he is entitled hereunder on the terms provided herein or any other breach of the covenants contained in this Agreement, any of which is not remedied within ten (10) calendar days after receipt by the Employer of written notice from the Employee of Employee’s objection to such change, failure, reduction or breach, as the case may be; provided, however, Employer shall not have the right to cure any event constituting Good Reason under this Section 5(b)(i) if Employer exercised its cure rights granted hereunder at any time during the twelve (12) month period immediately preceding the event constituting Good Reason;

(ii)           Employee’s relocation to an area more than fifty (50) miles from the place where Employee’s offices are situated on the date hereof, without Employee’s prior written consent (which consent may be withheld for any reason);

(iii)           The liquidation, dissolution, merger, consolidation or reorganization of Employer or transfer of all or substantially all of the business and/or assets of the Employer or the transfer of all or substantially all of the capital stock of the Employer to another party, unless the successor or successors (by liquidation, dissolution, merger, consolidation, reorganization or otherwise) or other transferee or transferees to which all or substantially all of such business and/or assets or capital stock have been transferred and/or issued (directly or by operation of law): (A) is or are LSI and/or affiliates thereof and LSI or such affiliate assumes all of Employer’s duties and obligations hereunder; or (B) assumes all duties and obligations of the Employer to Employee hereunder by an instrument in writing reasonably satisfactory in form and in substance to the Employee; or

(c)           Also notwithstanding the provisions of Section 3 hereof, Employee may terminate his employment with Employer if Employee becomes Permanently and Totally Disabled.  For purposes of this Agreement, Employee shall be deemed to be "Permanently and Totally Disabled" if, due to illness or other physical or mental disability, Employee has been unable to substantially perform Employee’s duties under the Agreement for a period of ninety (90) or more consecutive days or for one hundred eighty (180) days in the aggregate during any consecutive twelve (12) month period and such status is likely to continue for an indefinite period subsequent to the expiration of the applicable measuring period specified above, as reasonably determined subsequent to the expiration of such applicable measuring period (x) by one or more physicians selected jointly by Employer and Employee, or (y) by one or more physicians selected jointly by physicians selected by Employee and Employer; provided, however, if Employee refuses or is unable to select a physician, Employer shall make a reasonable good faith selection of a physician to represent Employee.

(d)           The Employer may terminate Employee’s employment at any time during the Term hereof for reasons other than Cause.  The Employee may terminate his employment at any time during the Term hereof for reasons other than Good Reason or Employee’s Permanent and Total Disability upon thirty (30) days’ prior written notice to Employer; provided, however, Employer may waive the thirty (30) days’ notice and make the termination effective immediately.  Upon termination of Employee’s employment hereunder pursuant to the terms of this Section 5(d), the Employer and Employee shall be subject to the consequences contained in Section 6 hereof.

6.           COMPENSATION UPON TERMINATION.

(a)           If the Employer shall terminate Employee’s employment hereunder during the Term hereof for any reason other than for Cause or other than on account of Employee’s death or if Employee shall terminate Employee’s Employment hereunder during the Term hereof for Good Reason, then the Employer shall continue to (i) pay Employee the remainder of the Base Salary he otherwise would have been entitled to receive for the Initial Term, if such termination occurs during the Initial Term, or for the remainder of the anniversary year of the Renewal Term in which such termination occurs, if such termination occurs during a Renewal Term, at the times the same otherwise would have been payable in accordance with Employer’s normal payroll practices; (ii) provide Employee with all employee benefits to which he is entitled through the date of termination under Sections 4(c) and 4(d) hereof; and (iii) reimburse Employee in accordance with the provisions of this Agreement for any business expenses reasonably incurred by Employee through the date of termination that have not yet been paid.

(b)           If the employment of the Employee with Employer is terminated during the Term hereof by Employee for any reason other than for Good Reason, or is terminated during the Term hereof by the Employer for Cause or on account of the Employee’s death, then Employee shall be entitled only to receive:  (i) all accrued and unpaid Base Salary owed to Employee as of the date of termination and all accrued and unused vacation earned by Employee as of the date of termination, payable in each case promptly after such termination; (ii) all employee benefits to which he is entitled through the date of termination under Sections 4(c) and 4(d) hereof; and (iii) reimbursement in accordance with the provisions of this Agreement of any business expenses reasonably incurred by Employee through the date of termination that have not yet been paid.

In the event that Employee’s employment is terminated by Employer for Cause pursuant to Section 5(a), any amount due to Employee under this Section 6(b) shall be offset to the extent of any losses resulting, directly or indirectly, to Employer from Employee’s conduct resulting in the for Cause termination.

(c)           Employer reserves the right to terminate all continuing payments described in this Section 6 if Employee violates in any material respect any of the covenants set forth in Section 7 and such violation is not cured within ten (10) days after written notice to

Employee of such violation and such violation precedes an Employer violation described in the last sentence of this paragraph.  Except as set forth in the last sentence of this paragraph, Employer’s termination of any continuing payments described in Section 6 shall not release Employee from any of his obligations or covenants set forth in Section 7 hereof.  If Employer violates in any material respect any of the covenants set forth in Section 6 and such violation is not cured within ten (10) days after written notice to Employer of such violation and such violation precedes an Employee violation described in the first sentence of this paragraph, Employee shall be released from his obligations under Section 7(a)(1) hereof.

(e)           The provisions of this Section 6 shall survive the termination of Employee’s employment.

(f)           Any amounts due under this Section 6 are in the nature of severance payments or liquidated damages or both, and shall fully compensate Employee and his dependents or beneficiaries, as the case may be, for any and all direct damages and consequential damages that any of them may suffer as a result of termination of Employee’s employment, and they are not in the nature of a penalty.

7.           EMPLOYEE’S ACKNOWLEDGMENTS AND COVENANTS.

(a)           Employee agrees that during the Term of Employee’s employment with Employer or any subsidiary or affiliate of Employer and for a period that is the longer of (x) seven (7) years from the Effective Date of this Agreement or (y) two (2) years after the termination of Employee’s employment with Employer or any subsidiary or affiliate of Employer for any reason, whether voluntary or involuntary, and, as to subsection (iv) below, at any time after the Term of Employee’s employment with Employer or any subsidiary or affiliate of Employer, Employee will not, directly or indirectly, do or suffer any of the following:

(i)           Own, manage, control or participate in the ownership, management or control of, or be employed or engaged by or otherwise affiliated or associated as a consultant, independent contractor or otherwise with, any other corporation, partnership, proprietorship, firm, association or other person or business entity that is engaged in any manner in, or that otherwise competes in the business of designing, engineering, manufacturing and marketing a broad array of lighting and graphics products for commercial or industrial lighting applications and corporate visual image programs or producing electronic assemblies and subassemblies per customer specifications, in (A) any state in the United States or (B) any foreign country in which LSI or Employer or their affiliates or subsidiaries is then doing business; provided, however, that the ownership of not more than one percent (1%) of the stock of any publicly traded corporation shall not be deemed a violation of this covenant.

(ii)           Solicit any person who is an employee, officer, agent, customer or supplier of Employer or any of Employer’s affiliates or subsidiaries to terminate said relationship.

(iii)           Solicit or direct business of any current or prospective customers of Employer or any of Employer’s affiliates or subsidiaries, who are current or prospective customers during the Term of Employee’s employment, either for himself or for any other corporation, limited liability company, partnership, proprietorship, firm, association or other business entity in competition with Employer or any of its affiliates or subsidiaries or advise any person or entity with respect thereto.  As used herein, "customer" means any customer of the Business of LSI, Employer or any of LSI’s affiliates or subsidiaries whose identity Employee learned through his employment with Employer (or by virtue of Employee’s employment with Company) or with whom Employee and/or Employer or any of Employer’s affiliates or subsidiaries had business contact during the twelve (12) month period immediately before Employee’s employment with Employer ended.

(iv)           Disclose, divulge, discuss, copy or otherwise use or suffer to be used in any manner in competition with, or contrary to the interests of, Employer or any of Employer’s affiliates or subsidiaries, any Confidential Information.  Employee acknowledges and agrees that all Confidential Information is, and shall remain, the property of Employer or Employer’s affiliates or subsidiaries.  Upon termination of Employee’s employment with Employer, Employee shall promptly return to Employer all books, manuals, reports, client and customer lists, keys and other Confidential Information and any other materials that belong to Employer or Employer’s affiliates or subsidiaries.  The preceding restrictions with respect to Confidential Information shall not apply to information and materials (A) obtained by Employee prior to his employment by Company or Employer or its affiliates; (B) that is or has become publicly available other than as a consequence of acts of Employee or later becomes available through no fault of Employee; or (C) that is required to be disclosed pursuant to applicable law.

(b)           All business ideas, concepts, inventions, improvements and developments made or conceived by Employee, either solely or in collaboration with others, during the Term of Employee’s employment and relating to the Business of Employer or any affiliate or subsidiary of Employer or to any business or product Employer, or any affiliate or subsidiary of Employer, is considering entering or developing, shall become and remain the exclusive property of Employer or its affiliates or subsidiaries, their respective successors and assigns.  Employee will promptly disclose in writing to Employer all such ideas, concepts, inventions, improvements and developments, and will cooperate fully in confirming, protecting and obtaining legal protection of Employer’s or its affiliate’s or subsidiary’s ownership rights.

(c)           Employee expressly agrees and understands that the remedy at law for any breach by him of this Section 7 will be inadequate and that the damages flowing from such breach are not readily susceptible of being measured in monetary terms.  Accordingly, it is acknowledged that upon a breach by Employee of any of the provisions of this Section 7, Employer shall be entitled to seek immediate injunctive relief and may obtain a temporary order restraining any threatened or further breach.  Nothing in this Section 7 shall be deemed to limit LSI’s or Employer’s remedies at law or in equity for any breach by Employee of any of the provisions of this Section 7 that may be pursued or availed of by LSI or Employer.

(d)           In the event that Employee shall violate any legally enforceable provision of this Section 7 as to which there is a specific time period during which he is prohibited from taking certain actions or from engaging in certain activities, as set forth in such provision, then such violation shall toll the running of that time period from the date of its commencement until the date of its cessation.

(e)           Employee has carefully considered the nature and extent of the restrictions upon him and the rights and remedies conferred upon LSI and Employer under this Section 7, and hereby acknowledges and agrees that the same (i) are a material inducement to LSI and Employer entering into the Purchase Agreement, and (ii) are reasonable in time and territory, are designed to eliminate competition that would otherwise be unfair to LSI and Employer, do not stifle the inherent skill and experience of Employee, would not operate as a bar to Employee’s sole means of support, are fully required to protect the legitimate interests of LSI and Employer and do not confer a benefit upon Employer disproportionate to the detriment to Employee.

8.           SUCCESSORS.  This Agreement is made for the benefit of Employee, LSI and Employer and all successors in interest to LSI’s and/or Employer's business, and it will inure to the benefit of and be binding upon Employee and Employer, and all successors in interest to Employer's interest, without the necessity of express assignment or further consent of the parties to this Agreement; except as otherwise provided in Section 5(b) hereof or the succeeding provision.  In the event of the liquidation, dissolution, merger, consolidation or reorganization of Employer or transfer of all or substantially all of the business and/or assets of the Employer or the transfer of all or substantially all of the capital stock of the Employer to another party, unless the successor or successors (by liquidation, dissolution, merger, consolidation, reorganization or otherwise) or other transferee or transferees to which all or substantially all of such business and/or assets or capital stock have been transferred (directly or by operation of law) (a) agree to assume all of the terms and provisions of this Agreement in compliance with Section 5(b)(iii)(B) or (b) are LSI and/or affiliates thereof and LSI or such affiliate assumes all of Employer’s obligations and duties hereunder, Employee shall be released from his obligations under Section 7(a)(i) hereof and the other provision hereof other than Sections 5, 6, 7(a)(ii), 7(a)(iii), 7(a)(iv), 7(b), 7(c), 7(d) and 7(e).

9.           APPLICABLE LAW.  This Agreement will be interpreted, governed and enforced according to the laws of the State of Ohio, without regard to its conflict of laws provisions.

10.           SEVERABILITY.  If any portion of this Agreement is held to be invalid or unenforceable in any respect, Employee and Employer agree that such invalid or unenforceable part will be modified to permit the Agreement to be enforced to the maximum extent permitted by the court, with the remaining portions unaffected by the invalidity or unenforceability of any part of this Agreement.

11.           COMPLETE AGREEMENT.  This Agreement contains the entire agreement among LSI, Employer and Employee with respect to the subject matter hereof, and the parties can amend or modify this Agreement only by a subsequently-prepared written agreement signed by all parties.

12.           NO WAIVER OF RIGHTS.  Neither any failure nor any delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof on the part of such party, nor shall a single or partial exercise thereof preclude any other or further exercise or the exercise of any other right, power or privilege by such party.

13.           ASSIGNMENT.  Employee may not assign any rights (other than the right to receive income hereunder) under this Agreement without the prior written consent of Employer.  Employer may not assign any rights under this Agreement without the prior consent of Employee.  Notwithstanding the foregoing, if Employer, or any entity resulting from any merger or consolidation with or into Employer, is merged with or consolidated into or with any other entity or entities, or if substantially all of the assets of any of the aforementioned entities is sold or otherwise transferred to another entity, the provisions of this Agreement shall be binding upon and shall inure to the benefit of the continuing entity in, or the entity resulting from, such merger or consolidation, or the entity to which such assets are sold or transferred subject to the other provisions and limitations herein contained.

14.           GUARANTEE.  Without limiting the foregoing provision, LSI hereby guarantees the full and timely payment and other performance by Employer of all of Employer’s obligations hereunder.

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IN WITNESS WHEREOF, the parties hereto have caused this Employment Agreement to be duly executed as of the day and year first above written.

LSI:

LSI INDUSTRIES INC.

By:	/s/Ronald S. Stowell
Name: Ronald S. Stowell
Title: Vice President, Chief Financial Officer and Treasurer

EMPLOYER:

LSI ACQUISITION INC.

By:	/s/Ronald S. Stowell
Name: Ronald S. Stowell
Title: Treasurer and Secretary

EMPLOYEE:

/s/Kevin A. Kelly
KEVIN A. KELLY